Exhibit 99.2

GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2020

Seoul, South Korea, March 31, 2021 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2020 were KRW 228,996 million (US$ 210,841 thousand), representing a 72.0% increase from KRW 133,152 million for 2019.

Online game revenue increased by 49.4% to KRW 37,917million (US$ 34,911 thousand) in 2020 from KRW 25,375 million in 2019. The increase resulted largely from the increase in revenues from Ragnarok Online in Thailand that was re-launched on May 28, 2020

Mobile game revenue for 2020 was KRW 190,926 million (US$ 175,789 thousand), representing a 77.6% increase from KRW 107,530 million for 2019. This increase was mainly due to increased revenues from Ragnarok Origin in Korea that was launched on July 7, 2020 and Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau that was launched on October 15, 2020. Such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, Taiwan, Japan, Korea, North America, South America, Oceania and Europe.

Other revenue was KRW 153 million (US$ 141 thousand) in 2020, representing a 38.3% decrease from KRW 247 million in 2019.

Cost of revenues was KRW 119,227 million (US$ 109,774 thousand) in 2020, representing a 82.7% increase from KRW 65,242 million in 2019. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok Origin and Ragnarok X: Next Generation.

As a result of the foregoing factors, gross profit for 2020 was KRW 109,769 million (US$ 101,067 thousand), representing a 61.6% increase from KRW 67,910 million for 2019.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 59.1% to KRW 53,094 million (US$ 48,885 thousand) in 2020 compared with KRW 33,363 million in 2019. This increase in SG&A was mostly attributable to increased advertising expenses for Ragnarok Origin and research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 56,675 million (US$ 52,182 thousand) in 2020, compared to an operating income of KRW 34,547 million in 2019.

Non-operating Income and Non-operating Expenses

Non-operating expenses for 2020 was KRW 1,625million (US$ 1,496 thousand) compared with non-operating income KRW 757 million in 2019. The decrease in non-operating income was primarily due to increased loss on foreign currency transaction and impairment loss on other non-current assets.

Profit before income tax for 2020 was KRW 55,050 million (US$ 50,686 thousand), compared with profit before income tax of KRW 35,304 million in 2019.

Gravity recorded a net income of KRW 39,417 million (US$ 36,292 thousand) in 2020 compared with a net income of KRW 23,468 million in 2019.

The balance of cash and cash equivalents and short-term financial instruments was KRW 116,956 million (US$ 107,684 thousand) as of December 31, 2020.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York.